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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*

                             Intercell Corporation
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                               (Name of Issuer)

                          Common Stock, no par value
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                        (Title of Class of Securities)

                                   458441300
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                                (CUSIP Number)
                              Cheri L. Metzinger
                           Corporate Advisors, Inc.
                             3236 Jellison Street
                             Wheatridge, CO 80202
                                 (303)202-6281
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 30, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 458441300



                1.  Names of Reporting Persons
                    I.R.S. Identification Nos. of above persons (entities only).

                    Corporate Advisors, Inc.

                2. Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)  [ ]
                    (b)  [X]  The Reporting Person disclaims membership in a
                              group. See Item 4.

                3.  SEC Use Only

                4.  Source of Funds (See Instructions)     WC, OO

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

                6.  Citizenship or Place of Organization    USA


Number of       7.  Sole Voting Power           33,868,929
Shares
Beneficially    8.  Shared Voting Power         -0-
Owned by
Each            9.  Sole Dispositive Power      33,868,929
Reporting
Person With     10. Shared Dispositive Power    -0-

                11. Aggregate Amount Beneficially Owned by Each Reporting Person
                    33,868,929

                12. Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions) [ ]

                13. Percent of Class Represented by Amount in Row (11)   19.7%*

                14. Type of Reporting Person (See Instructions)     CO, HC

*Assumes that all of the outstanding convertible securities of Intercell Corporation are exercised or converted into shares of Common Stock


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CUSIP No. 458441300

                1.  Names of Reporting Persons
                    I.R.S. Identification Nos. of above persons (entities only).

                    Cheri L. Metzinger (the "Control Person")

                2. Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)  [ ]

                    (b)  [X]  The Reporting Person disclaims membership in a
                              group. See Item 4.

                3.  SEC Use Only

                4.  Source of Funds (See Instructions)     WC, OO, PF

                5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

                6.  Citizenship or Place of Organization      USA

Number of       7.  Sole Voting Power           37,721,473*
Shares
Beneficially    8.  Shared Voting Power         -0-
Owned by
Each            9.  Sole Dispositive Power      37,721,473*
Reporting
Person With     10. Shared Dispositive Power    -0-

                11. Aggregate Amount Beneficially Owned by Each Reporting Person
                    37,721,473*

                12. Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares (See Instructions) [ ]

                13. Percent of Class Represented by Amount in Row (11)   21.9%**

                14. Type of Reporting Person (See Instructions)     IN

*Assumes that all of the convertible or exercisable securities of the Control Person are exercised or converted into shares of Common Stock
**Assumes that all of the outstanding convertible securities of Intercell Corporation are exercised or converted into shares of Common Stock.


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Item 1.  Security and Issuer

           This statement relates to the common stock, no par value (the "Common Stock") of Intercell Corporation (the "Issuer"), whose principal executive offices are located at 370 17th Street, Suite 3580, Denver, CO 80202.

Item 2.  Identity and Background

(a) - (c)  This statement is being filed by Corporate Advisors, Inc. ("Corporate
           Advisors") and Cheri L. Metzinger (the "Control Person" and collectively with Corporate Advisors, the "Reporting Persons"). Corporate Advisors is a Colorado holding company. The principal offices of Corporate Advisors and the business address of the Control Person are located at 3236 Jellison Street, Wheatridge, CO 80033. The principal employment of the Control Person is a computer consultant and is the sole officer and director of Corporate Advisors.

(d) - (e)  During the last five years, the Reporting Persons have not been (i)
           convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Control Person is a United States citizen. Corporate Advisors is a Colorado corporation.

Item 3.  Source and Amount of Funds or Other Consideration

           The acquisition by the Reporting Persons of the Common Stock held by Corporate Advisors was made by exchanging securities owned by Corporate Advisors, valued at $5.00 per share equal to $1,560,000 and $705,000 cash. The source of the consideration was the assets of Corporate Advisors. Certain of the securities used to acquire the Common Stock are held as collateral by Robert Macri and Bo Wiley (the former owners of the securities used to acquire the Common Stock), and if no default occurs will revert to Corporate Advisors. The Common Stock previously acquired by the Control Person (other than the Common Stock acquired by Corporate Advisors) was obtained from personal funds.

Item 4.  Purpose of Transaction

           The purpose of the acquisition of the 33,868,929 shares of Common Stock held by the Reporting Persons was to facilitate a re-incorporation, recapitalization and refinancing of the Issuer in connection with the agreement that is attached hereto as Exhibit 1.00. The prior acquisitions of Common Stock held by the Control Person was for general investment purposes.

Item 5.  Interest in Securities of the Issuer

(a) (i) 33,868,929 shares of Common Stock, representing 19.7% of the Common Stock of the Issuer on a fully-diluted basis, are beneficially owned by Corporate Advisors and (ii) 37,721,473 shares of Common Stock, representing 21.9% of the Common Stock of the Issuer on a fully-diluted basis, are beneficially owned by the Control Person.

(b)        Corporate Advisors has sole voting power for all securities listed in
           (a)(i) above and the Control Person has sole voting power for all securities listed in (a)(ii) above.

(c) No transactions were effected by the Reporting Persons during the past 60 days or since the most recent filing on Schedule 13D.

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(d)        No other person is known to have the right to receive or the power to direct the receipt of dividends from the Common Stock of the Issuer identified in paragraph (a) of this Item.

(e) No Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

           None.

Item 7.  Material to be Filed as Exhibits

           (1.00) Letter Agreement among the Issuer, Triad Technologies, LLC and Technology Investors, LLC.

           (2.00) Joint Filing Agreement between Corporate Advisors and the Control Person.

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                                   Signature

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated the 10th of April, 2000.

                              CORPORATE ADVISORS, INC.

                                    By:/s/ Cheri L. Metzinger
                                       -----------------------------------------
                                    Name:  Cheri L. Metzinger
                                    Title: President
                                          --------------------------------------

                              /s/ Cheri L. Metzinger
                              --------------------------------------------------
                              Name:  Cheri L. Metzinger

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                                 EXHIBIT INDEX


Exhibit No.                       Description

1.00 Letter Agreement among the Issuer, Triad Technologies, LLC and Technology Investors, LLC

2.00            Joint Filing Agreement between Corporate Advisors and the
                Control Person

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